January 6, 2006

Mr. David Wolfin
President, Chief Executive Officer and Principal Financial Officer Avino Silver & Gold Mines Ltd.
455 Granville Street, Suite 400
Vancouver, BC, Canada	V6C 1T1

	Re:	Avino Silver & Gold Mines Ltd.
		Form 20-F for the Fiscal Year Ended January 31, 2005
Filed July 22, 2005
File No. 000-09266

Dear Mr. Wolfin:

      We have reviewed your Form 20-F for the fiscal year ended January 31, 2005, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F, Filed July 22, 2005

Quantitative and Qualitative Disclosures about Market Risk, page
37

1.	We note that you have indicated this disclosure is not
applicable, due to your claimed status as a "small business issuer."
Though small business issuers, i.e., domestic issuers subject to the requirements of Regulation S-B, are exempt, there is no corresponding exemption from this disclosure for foreign private issuers. Accordingly, please amend your filing to address the requirements of and include the disclosures required by Item 11 of Form 20-F, as applicable.


Financial Statements, page 40

Auditors` Report, page 41

2.	Your auditors indicated that their audits were performed in
accordance with generally accepted auditing standards in Canada and the United States. However, PCAOB Auditing Standard No. 1 requires that, when auditors conduct their audits in accordance with the auditing and related professional standards of the PCAOB, the auditors must refer to "the standards of the Public Company Accounting Oversight Board (United States)." Please have your auditor provide you with a revised audit opinion that complies with the PCAOB auditing standard, and amend your filing to include the corrected auditor`s opinion.

Statements of Operations and Deficit, page 43

3.	We note you have classified C$391,899 of "due diligence"
costs
related to your review of Cia de Minera Mexicana de Avino, S.A. de C.V. ("Cia de Minera") as other income and expenses. However, in note 5 to your financial statements, it appears that a substantial portion of this amount represents advances you made to Cia de Minera to support its operations rather than due diligence costs. Additionally, as you consider the company to be in the "exploration stage," it is unclear why any due diligence costs would not be considered as operating and administrative expenses. Tell us why you believe your characterization of these costs as other income and expenses is appropriate, citing all underlying authoritative accounting literature that supports your position.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Donald F. Delaney, at (202) 551-3863, or
Jenifer Gallagher, at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.


								Sincerely,



								Karl Hiller
								Branch Chief
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Mr. David Wolfin
Avino Silver & Gold Mines Ltd.
January 6, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010